Professionally Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, California 91741

December 22, 2014

VIA EDGAR TRANSMISSION

Elizabeth Bentzinger, Esq.
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037

Dear Ms. Bentzinger:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your November 12, 2014 comments regarding the Trust’s Post-Effective Amendment (“PEA”) No. 588 to its registration statement.  PEA No. 588 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on October 3, 2014 and is designated to become effective on December 17, 2014.  The purpose of PEA No. 588 was to add six new series to the Trust: Rothschild U.S. Large-Cap Core Fund, Rothschild U.S. Large-Cap Value Fund, Rothschild U.S. Small/Mid-Cap Core Fund, Rothschild U.S. Small-Cap Core Fund, Rothschild U.S. Small-Cap Value Fund and Rothschild U.S. Small-Cap Growth Fund (each a “Fund” collectively, the “Funds”), managed by Rothschild Asset Management Inc. (the “Adviser”).  The Trust is filing this PEA No. 598 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, and to file any outstanding exhibits to the registration statement.  This PEA No. 598 will become effective simultaneously with PEA No. 588 on or about December 17, 2014.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Prospectus (Summary Section)

1.
Please confirm supplementally that all bracketed or omitted information will be provided in a post-effective amendment along with any required exhibits.  Furthermore, please provide the “Tandy” representation in your response letter and file your response letter as EDGAR correspondence.

The Trust responds by confirming that all bracketed or omitted information from PEA No. 588 has been included in this filing and all required agreements have been filed as exhibits to this filing.  The Trust has also included the “Tandy” representation above.

2.
In response to Instruction 6 to Item 3 of Form N-1A, please disclose in a footnote to the Fees and Expenses of the Fund table in each Fund’s Summary Section that “other expenses are based on estimated amounts for the current fiscal year.”

The Trust responds by adding the footnote to the Fees and Expenses of the Fund table in each Fund’s Summary Section.

3.
With respect to Footnote 1 to the Fees and Expenses of the Fund table in each Fund’s Summary Section, please disclose the circumstances under which the fee waiver/expense reimbursement agreement may be terminated and who may terminate the agreement.

The Trust responds by revising Footnote 1 to the Fees and Expenses of the Fund table for each Fund as follows:

(1)
Rothschild Asset Management Inc. (the “Adviser”) has contractually agreed to reduce its fees and/or pay Fund expenses (excluding acquired fund fees and expenses, interest expense in connection with investment activities, taxes, dividends on short positions and extraordinary expenses) in order to limit the Fund’s Total Annual Operating Expenses After Fee Waiver and/or Expense Reimbursement to [___%] and [___%] of the average daily net assets of the Institutional Class shares and Investor Class shares, respectively (the “Expense Caps”), indefinitely, but at least through December 31, 2018.  The Expense Caps may be changed or eliminated at any time by the Fund’s Board of Trustees (the “Board”) upon 60 days’ notice to the Adviser, or by the Adviser with the consent of the Board.  To the extent that the Adviser waives its fees and/or absorbs expenses to satisfy the Expense Caps, it may seek repayment of a portion or all of such amounts at any time within three fiscal years after the fiscal year in which such amounts were waived or absorbed, subject to the Expense Caps.

4.
In the section titled, “Principal Investment Strategies” in each Fund’s Summary Section and the section titled, “Principal Investment Strategies” starting on page 19, please replace the median market capitalization with the capitalization range for the stated Index as this may be a more meaningful figure.  Please provide the range as of the stated Index’s most recent reconstitution date.

The Trust responds by replacing the information as requested.

5.
Please add “Portfolio Turnover Risk” to the section titled, “Principal Investment Risks” in each Fund’s Summary Section as it is disclosed in Item 9(c) as applicable for each Fund.  Alternatively, if “Portfolio Turnover Risk” is not a principal risk of the Funds, please remove its reference in Item 9(c) on page 22 of the Prospectus.

The Trust responds by revising the disclosure accordingly for the Rothschild U.S. Large-Cap Core Fund and the Rothschild U.S. Large-Cap Value Fund to reference “Portfolio Turnover Risk” as a principal strategy. The Trust has confirmed that Portfolio Turnover Risk is not a principal risk for the remainder of the Funds.

Prospectus (Investment Strategies and Risks)

6.	In the subheading titled, “Principal Investment Strategies” on page 19 of the Prospectus, please define the acronym “EBITDA” and briefly describe the concept.

The Trust responds by revising the disclosure as requested.

7.
In the subheading titled, “Principal Investment Strategies” starting on page 19 of the Prospectus, the Staff notes that the disclosure mirrors the disclosure in each Fund’s Summary Section, please revise the disclosure in line with the June 2014 IM Guidance Update from the Division of Investment Management, that reiterates that this section should be more detailed than the Summary Section.

The Trust has reviewed the disclosure, made certain revisions, and believes the disclosure as revised is appropriate.

8.
In the subheading titled, “Principal Investment Risks” on page 22, if “Portfolio Turnover Risk” is a principal investment risk, please add disclosure in the “Principal Investment Strategies” section that the Fund may engage in active and frequent trading of securities to achieve its principal investment strategies in accordance with Instruction 7 to Item 9(b).  Additionally, please explain the tax consequences to the Funds as a result of this strategy.

The Trust responds by revising the disclosure accordingly for the Rothschild U.S. Large-Cap Core Fund and the Rothschild U.S. Large-Cap Value Fund and notes that the tax disclosure is already included on page 22.

Prospectus (Management)

9.
In the section titled, “Management” on page 23 of the Prospectus in the second paragraph of the subheading titled, “Investment Adviser,” please indicate that the management fees are being shown on an annual basis.

The Trust responds by revising the sentence as follows:

For its services, each Fund pays the Adviser an annual management fee payable monthly that is calculated based on its average daily net assets.

Prospectus (Similarly Managed Account Performance)

10.
In the section titled, “Similarly Managed Account Performance” starting on page 25 of the Prospectus, please disclose that the performance relates to accounts with substantially similar investment objectives, policies and strategies.  Additionally, please disclose that any differences disclosed between a Fund and the similarly managed accounts are immaterial and do not have a material effect on the performance. In the section titled, “Similarly Managed Account Performance” on page 26 of the Prospectus, please clarify what performance calculation is being used.

The Trust responds by revising the disclosure for each Fund as follows:

The performance information shown below represents the Rothschild U.S. Large-Cap Core (“LCC”) Composite, a composite which consists of all discretionary, fee-paying, tax-exempt accounts with no client restrictions on trading or stock selection using the Rothschild U.S. Large-Cap Core strategy, a minimum of $2 million in total market value (market fluctuations will not cause removal), and a benchmark of the S&P 500® Index. The LCC Composite was created on January 1, 1990 and has substantially similar investment objective, policies and strategies as the U.S. Large-Cap Core Fund.  Any differences disclosed between the way the Fund is managed compared to the way the LCC is managed are immaterial and do not have a material effect on the performance.  Results for the full historical period are time-weighted, based on daily cash flow application. The LCC Composite is asset-weighted, using beginning-of-month market value.

The composite performance is provided to illustrate the past performance of the composite of Rothschild’s similarly managed accounts as measured against a broad based market index, and does not represent the historical performance of the U.S. Large-Cap Core Fund. You should not consider this performance data to be an indication of future performance of the U.S. Large-Cap Core Fund.

All returns are presented after the deduction of investment advisory fees, brokerage commissions and execution costs paid by the separate account portfolios of Rothschild without provision for federal or state income taxes. The LCC Composite below does not reflect any custody fee charges, sales loads or placement fees; as such fees are not assessed on these accounts.

The discretionary accounts for which results are reported are not registered mutual funds and generally were not subject to the same types of expenses as the U.S. Large-Cap Core Fund or to the diversification requirements, specific tax restrictions and investment limitations imposed on the U.S. Large-Cap Core Fund by the 1940 Act, or the Internal Revenue Code of 1986, as amended, which, if applicable, may have adversely affected the performance results of the LCC Composite.

Consequently, the performance results for the managed accounts could have been adversely affected if the managed accounts had been regulated as investment companies. In addition, the operating expenses incurred by the managed accounts were lower than the operating expenses of the U.S. Large-Cap Core Fund, and, accordingly, the performance results of the LCC Composite shown below are greater than what the U.S. Large-Cap Core Fund’s performance would have been.

[The performance results have been time-weighted and dollar-weighted and prepared in accordance with GIPS.]  The performance calculation methods used for separate account composites are different from the SEC performance standards applied to investment companies. Investors should also be aware that the use of a methodology different from that used above to calculate performance of the U.S. Large-Cap Core Fund could result in different performance data.

11.
Supplementally, please confirm that the Adviser has the records necessary to support the calculation of the performance as required by Rule 204(2)(a)(16) of the Investment Advisers Act of 1940, as amended.

The Trust responds by confirming it has received representation from the Adviser that the Adviser has the records necessary to support the calculation of the performance provided.

Prospectus (Shareholder Information)

12.
In the section titled, “Shareholder Information” on page 32 of the Prospectus, please disclose the subsequent minimum investment amounts for automatic investment plans and Retirement, Tax-Deferred and UGMA/UTMA accounts in the table titled, “Description of Classes.”

The Trust responds by adding to the table on page 32 reference to $50 subsequent minimum investment amount for automatic investment plans, retirement, tax-deferred and UGMA/UTMA accounts as currently shown on page 34.

13.
In the section titled, “Shareholder Information” on page 34 of the Prospectus in the subheading titled, “How to Purchase Shares,” please disclose the maximum amount of time that will transpire before an investor is informed that the Fund has rejected his or her purchase in whole or in part.

The Trust responds by indicating that investors will be notified within [3 days] of purchase whether their order has been rejected in whole or in part.

14.
In the section titled, “Shareholder Information” on page 34 of the Prospectus in the subheading titled, “How to Purchase Shares,” please clarify in the disclosure whether an account application is required for subsequent investments in a Fund.

The Trust responds by noting that further information regarding subsequent investments is located on page 35 and therefore respectfully declines to add additional disclosure to page 34.

15.
In the section titled, “Shareholder Information” on page 35 of the Prospectus in the Note to the subheading titled, “By Mail. Initial Investment,” please explain supplementally what constitutes receipt by the Transfer Agent.

The Trust responds supplementally by stating that receipt by the Transfer Agent is determined once the request/order is in the Transfer Agent’s offices and the request/order is confirmed to be in “good order” as described on page 35 of the Prospectus.

16.
In the section titled, “Shareholder Information” on page 37 of the Prospectus in the second paragraph of the subheading titled, “How to Sell Shares,” please include a complete list of the elements of “good order” including when signature guarantees are required and the specific additional documents needed for certain types of shareholders.

The Trust responds by noting that requirements for making a redemption request in good order are currently located on page 35.  Additionally, the disclosure already provides a list of the specific documents needed for certain types of shareholders.  Information regarding Signature Guarantees is located on page 40.

17.
In the section titled, “Shareholder Information” on page 39 of the Prospectus, please revise the disclosure under the sub-heading titled, “Exchange Privilege” to clarify that this only applies to the purchase side of an exchange or explain the authority that allows the Fund to reject the redemption side of an exchange. Please disclose the maximum amount of time that will transpire before an investor is informed of the rejection of his or her order.

The Trust responds by deleting the referenced sentence.

Prospectus (Account and Transaction Policies)

18.
In the section titled, “Account and Transaction Policies” on page 39 of the Prospectus, the disclosure in the subheading titled, “Payment of Redemption Proceeds” states, “[s]pecifically, a Fund may suspend the right to redeem shares or postpone the date of payment upon redemption for more than three business days...”  According to Section 22(e) of the 1940 Act this should be seven calendar days.  Please revise accordingly.

The Trust responds by revising the sentence accordingly.

19.
In the section titled, “Account and Transaction Policies” on page 39 of the Prospectus, the disclosure in the subheading titled, “Payment of Redemption Proceeds” states, “Redemption requests will be sent to the address of record.” please revise the sentence to read, “Redemption amounts will be sent to the address of record.”

The Trust responds by revising the sentence accordingly.

20.
In the section titled, “Account and Transaction Policies” on page 40 of the Prospectus, in the subheading titled, “Redemption In-Kind” please indicate whether illiquid securities may be used to pay redemption proceeds, if so, please disclose that shareholders will bear the risk of not being able to sell those illiquid securities at all.

The Trust responds by adding the disclosure as suggested.

Prospectus (Shareholder Servicing Fees and Other Payments)

21.
In the section titled, “Shareholder Servicing Fees and Other Payments” on page 42 of the Prospectus, please consider adding the following disclosure:  “Because these fees are paid out of a Fund’s assets on an ongoing basis, over time these fees will increase the cost of your investment in a Fund’s shares and may cost you more than paying other types of sales charges.”

The Trust responds by adding the disclosure as suggested.

Statement of Additional Information (“SAI”)

22.	On page 16 of the SAI in the subheading titled, “Sector Emphasis” please disclose that the Funds do not consider a sector to be an industry for purposes of their concentration policy.

The Trust responds by adding the disclosure as suggested.

23.
On page 19 of the SAI in the section titled, “Investment Restrictions” in accordance with Item 16(c)(iii) of Form N-1A, please describe each Fund’s policy with respect to underwriting securities of other issuers.

The Trust responds by adding the following policy to page 19:

Each Fund may not… Act as underwriter (except to the extent the Fund may be deemed to be an underwriter in connection with the sale of securities in its investment portfolio).

24.
On page 19 of the SAI in the section titled, “Investment Restrictions” please disclose that with respect to Investment Restriction No. 5, a Fund will look through any underlying fund investments including ETFs.

The Trust responds by adding the disclosure as suggested.

25.	On page 29 of the SAI in the section titled, “Proxy Voting Policy” please more fully describe the proxy voting policies of the Adviser and ISS in accordance with the SEC Release dated April 14, 2003.

The Trust responds by including an appendix to the SAI containing the Adviser’s fully proxy voting policy.

26.
On page 30 of the SAI in the section titled, “Control Persons, Principal Shareholders, and Management Ownership” please state clearly that there are no principal shareholders or control persons of the Funds at this time.

The Trust responds by adding the disclosure as suggested.

27.	On page 30 of the SAI, please add disclosure with respect to the Funds’ Rule 12b-1 plan and the Distributor/Principal Underwriter of the Funds.

The Trust responds by noting that disclosure regarding the Distributor is located on page 42.  The Trust has added disclosure regarding the Rule 12b-1 plan and Shareholder Servicing plan there.

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I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards, Esq.
President and Secretary of the Trust

cc:           Domenick Pugliese, Esq., Paul Hastings LLP